SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1


                          WOMEN FIRST HEALTHCARE, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   978150 10 0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 978150 10 0                                          Page 2 of 5 Pages

-----------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Johnson & Johnson
                  22-1024240
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a) [  ]
                                                 (b) [  ]
------------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
------------------------------------------------------------------------------
   NUMBER OF               5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                   -0-
   OWNED BY                ---------------------------------------------------
      EACH                 6.  SHARED VOTING POWER
   REPORTING
    PERSON                      1,783,292 shares of Common Stock
     WITH                       (includes shares issuable upon
                                exercise of warrants)
                           ---------------------------------------------------
                           7.  SOLE DISPOSITIVE POWER

                                                -0-
                           ---------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER

                                1,783,292 shares of Common Stock
                                (includes shares issuable upon
                                exercise of warrants)
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,783,292 shares of Common Stock
               (includes shares issuable upon exercise of warrants)

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                      [  ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                7.9%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                CO
------------------------------------------------------------------------------

CUSIP No. 978150 10 0                                          Page 3 of 5 Pages


------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Johnson & Johnson Development Corporation
                22-2007137
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) [  ]
                                                   (b) [  ]
------------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New Jersey
------------------------------------------------------------------------------
   NUMBER OF               5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                   -0-
   OWNED BY                ---------------------------------------------------
      EACH                 6.   SHARED VOTING POWER
   REPORTING
    PERSON                       1,783,292 shares of Common Stock
     WITH                        (includes shares issuable upon
                                 exercise of warrants)
                           ---------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER

                                                -0-
                           ---------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                 1,783,292 shares of Common Stock
                                 (includes shares issuable upon
                                 exercise of warrants)
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,783,292 shares of Common Stock
                (includes shares issuable upon exercise of warrants)

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                      [  ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              7.9%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

              CO
------------------------------------------------------------------------------

CUSIP No. 978150 10 0                                          Page 4 of 5 Pages



                         Amendment No. 1 to Schedule 13G
                         -------------------------------

     Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

     The following items of the Schedule 13G are hereby amended and restated as follows:

ITEM 4.                 OWNERSHIP.

             (a)     Amount Beneficially Owned:

                     J&J:  1,783,292 shares of Common Stock
                           (includes shares issuable upon exercise of warrants)
                     JJDC: 1,783,292 shares of Common Stock
                           (includes shares issuable upon exercise of warrants)

             (b)     Percent of Class:

                     J&J:  7.9%
                     JJDC: 7.9%

             (c)     Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: -0-

                     (ii) shared power to vote or to direct the vote:

                          J&J:  1,783,292 shares of Common Stock
                                (includes shares issuable upon exercise of
                                 warrants)
                          JJDC: 1,783,292 shares of Common Stock
                                (includes shares issuable upon exercise of
                                 warrants)

                     (iii) sole power to dispose or to direct
                           the disposition of:      -0-

                     (iv) shared power to dispose or to direct the disposition
                          of:

                          J&J:  1,783,292 shares of Common Stock
                                (includes shares issuable upon exercise of
                                 warrants)
                          JJDC: 1,783,292 shares of Common Stock
                                (includes shares issuable upon exercise of
                                 warrants)

CUSIP No. 978150 10 0                                          Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       JOHNSON & JOHNSON


                                       By    /s/ MICHAEL H. ULLMAN
                                         ---------------------------------------
                                       Name: Michael H. Ullman
                                       Title: Secretary

Dated: February 13, 2002

                                       JOHNSON & JOHNSON DEVELOPMENT CORPORATION


                                       By     /s/ ERIC B. JUNG
                                         ---------------------------------------
                                       Name: Eric B. Jung
                                       Title: Secretary

Dated: February 13, 2002